Consent of Independent Registered Public Accounting Firm

We consent to the references to our firm under the captions “Financial Highlights” and “Independent Registered Public Accounting Firm” in the Prospectus and “Auditing Services” in the Statement of Additional Information, each dated October 28, 2026, and each included in this Post-Effective Amendment No. 3 to the Registration Statement (Form N-1A, File No. 333-271265) of Popular U.S. Government Money Market Fund LLC., (the “Registration Statement”).

We also consent to the incorporation by reference of our report dated August 25, 2026, with respect to the financial statements and financial highlights of Popular U.S. Government Money Market Fund LLC. for the year ended June 30, 2026, included in the Annual Report to Shareholders (Form N-CSR) into this Registration Statement, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
San Juan, Puerto Rico
October 28, 2026